May 5, 2008

Mr. Andrew Mew

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Crdentia Corp.
Form 10-K for the Year Ended December 31, 2007
Filed March 31, 2008
File No.	000-31152

Dear Mr. Mew:

Further to your telephone conversation today with David Fortune of our office, we are requesting an extension of 10 working days for our response to your letter of April 25, 2008.  We shall provide our response on or before May 16, 2008.

Sincerely,

/s/ James J. TerBeest

James J. TerBeest

Chief Financial Officer

[Filed on Edgar on May 5, 2008]